EXHIBIT 99.2

RENASANT CORPORATION

PLAN OF ASSUMPTION

CAPITAL BANCORP, INC.

DIRECTOR DEFERRED STOCK COMPENSATION PLAN

THIS PLAN OF ASSUMPTION (the “Plan”) was adopted by the Board of Directors of Renasant Corporation (the “Company”) pursuant to that certain Agreement and Plan of Merger between the Company, Renasant Bank, Capital Bancorp, Inc. (“Capital”) and Capital Bank & Trust Company, such agreement dated February 5, 2007 (as amended, the “Merger Agreement”), under which the Company has determined to assume the rights and obligations of Capital under the Capital Bancorp, Inc. Director Deferred Stock Compensation Plan, which plan was first adopted and effective as of December 20, 2006 (the “Predecessor Plan”), including any individual agreement issued thereunder.

1.	Administration:

This Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”), who shall possess the power and authority granted under Section 8 of the Predecessor Plan, subject to the limitations set forth herein.

Without the requirement of additional action, the Committee shall be deemed to have delegated the following administrative duties to the appropriate officers or employees of the Company: (a) the preparation and issuance of such documents, if any, as may be necessary to evidence the Assumed Accounts (as defined below) and the units credited thereunder, and (b) the authority to issue shares of Common Stock (as defined below) in connection with the distribution of units credited to such Assumed Accounts. The Committee may, from time to time, delegate to the appropriate officers and employees of the Company such additional administrative duties as they may deem necessary or appropriate, such delegation to be made orally or in writing.

2.	Shares of Common Stock Reserved For Issuance:

2.1 Number and Type of Shares. Subject to adjustment as provided in Section 2.2 hereof, the number of shares of the Company’s $5.00 par value voting common stock (the “Common Stock”) that may be issued hereunder shall not exceed 5,000 shares. Common Stock issued hereunder may be authorized and unissued shares, issued shares held as treasury shares or shares acquired on the open market or through private purchase.

2.2 Adjustment. In the event of a merger, consolidation or reorganization of the Company, there shall be substituted for each share of Common Stock then subject to this Plan the number and kind of shares of stock or other securities to which the holders of Common Stock are entitled in such transaction. In the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the number of shares of Common Stock then outstanding for which the Company does not receive consideration, the number of shares of Common Stock then subject to the Plan shall be adjusted in proportion to the change in outstanding shares of Common Stock. In the event of any such event, the units credited to any Assumed Account and the shares of Common Stock issuable upon the distribution thereof shall be adjusted to the extent necessary to prevent the dilution or enlargement of such unit.

3.	Assumed Accounts:

3.1 Definitions. The term “Assumed Account” shall mean a bookkeeping account credited with units representing the right to receive shares of Common Stock, the terms and conditions of which shall be determined in accordance with the terms of the Predecessor Plan, subject to modification as provided herein. The term “Participant” shall mean those individuals for whom an Assumed Account is maintained hereunder.

3.2 Number of Units. The number of units credited to each Participant’s Assumed Account under this Plan shall be those units credited to bookkeeping accounts of such individuals under the Predecessor Plan, determined as of June 30, 2007, as adjusted pursuant to Section 3.3 below and as more fully described on Exhibit A hereto. No additional Assumed Accounts shall be established hereunder. Subject to adjustment as provided in Section 2.2 hereof and except as to units representing dividend equivalents, no additional units or other rights to acquire Common Stock shall be credited to Assumed Accounts hereunder.

3.3 Terms. Except as expressly provided herein, the terms and conditions applicable to the Assumed Accounts and all matters incident thereto shall be those set forth under the terms of the Predecessor Plan, except that:

a.	The shares issuable upon the distribution of Assumed Accounts shall be Common Stock;

b.	The number of units credited to Assumed Accounts shall be adjusted as set forth in Section 2.1(a)(i) of the Merger Agreement, as if each Participant hereunder elected to receive Stock Consideration (as defined in such Merger Agreement) with respect to the units credited to such Participant’s Assumed Account, subject to any adjustment necessary under Treas. Reg. §1.424-1(a)(5)(iii), and except that the number of shares of Common Stock to be issued upon the distribution of an Assumed Account shall be rounded down to the nearest whole integer and cash shall be issued in lieu of a fractional share.

c.	As of each of the Company’s dividend payment dates, each Assumed Account shall be credited with the number of units determined by dividing (i) the product of the number of units credited to each such account as of the Company’s dividend record date, multiplied by the per share cash dividend payable as of the corresponding dividend payment date, by (ii) the closing sales price of a share of common stock on such dividend payment date.

3.4 Distribution.

At the Effective Time, a Termination of Director Service (as defined in the Predecessor Plan) shall be deemed to have occurred with respect to each Participant hereunder. As a result of such Termination of Director Service, the Assumed Accounts of each Participant shall be distributed in accordance with the provisions of Article 6 of the Predecessor Plan and each Participant’s deferral election thereunder, on January 1, 2008, or the first business day thereafter.

4.	General Provisions:

4.1 Effective Date. This Plan and the actions contemplated hereby shall be effective as of the Effective Time. If the mergers contemplated by the Merger Agreement are not consummated pursuant thereto, this Plan shall be of no force or effect.

4.2 Amendment and Termination. The Committee shall possess the authority to amend the terms of this Plan and the Assumed Accounts; provided, however, that (a) no such amendment shall materially impair any such Assumed Account without the prior written consent of each affected Participant, and (b) any such amendment shall be approved by the Company’s shareholders if such approval is required under applicable Federal or state law or the rules of any exchange or listing organization on which Common Stock is quoted or exchanged. Notwithstanding the foregoing, nothing contained herein shall be deemed to prohibit, without the consent of any person, the amendment of this Plan or the Predecessor Plan to the extent necessary or appropriate to ensure that such plans are in compliance with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended.

This Plan shall terminate as of the date on which units credited to Assumed Accounts herein shall have been distributed in the form of Common Stock, unless earlier terminated by action of the Board of Directors of the Company, subject to any limitations set forth in the Predecessor Plan.

4.3 Withholding. The Company shall have the right to withhold from any payment made under the Plan or to collect as a condition of any such payment, any taxes required by law to be withheld.

4.4 Additional Legal Requirements; Legends. The obligation of the Company to deliver Common Stock hereunder shall be subject to all applicable laws, regulations, rules and approvals deemed necessary or appropriate by the Committee. Certificates for shares of Common Stock issued hereunder may be legended as the Committee shall deem appropriate.

4.5 Fractional Shares. No fractional share of Common Stock shall be issued or delivered pursuant to the Plan or any units credited to an Assumed Account hereunder.

4.6 Governing Law. The validity, construction and effect of this Plan and any Assumed Account hereunder shall be determined in accordance with the laws of the State of Mississippi.

4.7 Construction. The Plan is intended to constitute the assumption of the Predecessor Plan in accordance with the terms of the Merger Agreement and, except as expressly provided herein, is not intended to enlarge, restrict or otherwise modify the rights of any person under the Predecessor Plan, including any form or ancillary document related thereto. This Plan and any action taken by the Committee or any person in connection with the Plan shall be interpreted and construed in a manner consistent with the provisions of this Section 4.7.

4.8 Transfer. Nothing contained herein shall prevent the transfer of the Assumed Accounts attributable to the Continuing Persons to the Renasant Corporation Deferred Stock Unit Plan for the purpose of facilitating the administration thereof. Such transfer, if any, shall not be deemed to otherwise modify this Plan or the Predecessor Plan, including the terms and conditions governing the distribution of such accounts.

4.9 Status. Notwithstanding any provision of this Plan or the Predecessor Plan to the contrary, the Assumed Accounts established hereunder shall be bookkeeping entries only; nothing contained herein shall be deemed to give any person a right or claim against any asset of the Company and the status of each director for whom an Assumed Account is established hereunder shall be that of an unsecured, general creditor of the Company with respect to such account.

THIS PLAN was approved by the Board of Directors of Renasant Corporation on June 5, 2007.

Renasant Corporation

/s/ Stuart R. Johnson
Stuart R. Johnson
Executive Vice President and Chief Financial Officer

EXHIBIT A

PLAN OF ASSUMPTION

CAPITAL BANCORP, INC.

DIRECTOR DEFERRED STOCK COMPENSATION PLAN

NAME	CAPITAL STOCK UNITS CREDITED TO ASSUMED ACCOUNTS	COMPANY STOCK UNITS CREDITED TO ASSUMED ACCOUNTS UPON CONVERSION(1)
Robert P. Alexander, Sr.	284.85	360.592
Clenna G. Ashley	224.24	283.865
Robert W. Doyle	248.49	314.564
H. Edward Jackson, III	242.43	306.892
H. Newton Lovorrn, Jr., M.D.	309.09	391.277

(1)	Exchange ratio of 1.2659 shares of Common Stock for each share of Capital stock, rounded after three decimal places.